John Hancock Financial Services U.S. Insurance Law 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com

October 30, 2015

VIA EDGAR

Sonny Oh, Esq.

Senior Counsel

Insured Investments Office

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 8629

Washington, D.C. 20549-8629

Re:	John Hancock Life Insurance Company (U.S.A.)/Manulife Financial Corporation: Initial Joint Registration Statement filed on Form F-3 File Nos. 333-205595 and 333-205595-01

Dear Mr. Oh:

On behalf of John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”) and Manulife Financial Corporation (“MFC”) (collectively, the “Registrants”), we respectfully submit this correspondence via EDGAR to respond to your comment letter dated September 8, 2015 (the “Comment Letter”). The Comment Letter relates to our July 10, 2015 filing (the “July 10th Filing”) of an initial Joint Registration Statement on Form F-3 under the Securities Act of 1933, as amended (the “Act”) (Accession Number 0001193125-15-249847) (the “Registration Statement”), for the above-referenced registrations of single payment modified guarantee deferred variable annuity contracts to be issued by the Registrants (the “Contract”).

Your September 8, 2015 comments are shown below in italics followed by our responses. We use underlines to show additions and ~~strikethroughs~~ to show deletions to the text of the Contract prospectus that was included in the July 10th Filing (the “Prospectus”). Following resolution of all comments, we intend to file a revised Prospectus (the “Revised Prospectus”) that will incorporate these changes and edits of an updating nature, as part of a pre-effective amendment to the July 10th Filing (the “Pre-Effective Amendment”). Our cover letter for the Pre-Effective Amendment will request an acceleration of the effective date to December 1, 2015. Unless the context otherwise requires, all page and section references in our responses correspond to the July 10th Filing. All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the July 10th Filing.

COMMENT 1. Front Cover Page – Please confirm that the disclosure provided on the front cover page is limited to one page; otherwise, please revise accordingly. See Item 501(b) of Regulation S-K per Item 1 of Form F-3.

Response: We confirm that the disclosure on the front cover page is limited to one page in the Revised Prospectus. When we deleted the red herring text at the top of the page there was sufficient room for the disclosure on the cover page.

COMMENT 2. The fourth paragraph regarding accounting procedures under “About this Prospectus” on page 1 has been dramatically shortened relative to the corresponding paragraph on page 1 of the June Prospectus.

Please add back the fifth through seventh sentences of the paragraph in the June Prospectus (beginning with “Instead”) for more complete disclosure regarding the differences between U.S. GAAP and IFRS.

Sonny Oh, Esq.

October 30, 2015

Response: The fourth paragraph now reads as follows:

MFC prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). With the adoption of IFRS in 2011, MFC is no longer required to reconcile its annual financial results to U.S. GAAP in its consolidated financial statements. Instead, MFC has elected to disclose certain consolidated U.S. GAAP information in its Management’s Discussion and Analysis. MFC’s consolidated financial statements incorporated by reference in this Prospectus and in the documents incorporated by reference in this Prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. For a reconciliation and analysis of major differences between IFRS and U.S. GAAP for net income attributed to shareholders, you should refer to MFC’s Form 40-F filed on March 16, 2012, in the U.S. GAAP Disclosures section of Exhibit 99.2 – Management’s Discussion & Analysis in the MFC Annual Report for the year ended December 31, 2011. MFC’s financial statements include a footnote containing condensed consolidating financial information with separate columns for MFC, John Hancock USA and other subsidiaries of MFC, together with consolidating adjustments.

COMMENT 3. Risk Factors (page 4) – Under “Risks Related to the MFC Subordinated Guarantee,” please retain risk disclosure regarding the ability to enforce civil liabilities related to the MFC Subordinated Guarantee provided in the first sentence of the corresponding disclosure on page 4 of the June 29, 2012 prospectus (“June Prospectus” [provided for your reference]).

Response: The first paragraph under “Risks Related to the MFC Subordinated Guarantee” has been revised as follows:

Risks Related to the MFC Subordinated Guarantee. Your ability to enforce civil liabilities related to MFC’s subordinated guarantee (the “MFC Subordinated Guarantee”) under U.S. securities laws may be affected adversely by the fact that MFC is organized under the laws of Canada, most of its officers and directors and some of the experts named in this prospectus are residents of Canada, and a substantial portion of their assets are located outside the United States. The financial capacity of MFC to make timely payments to you under ~~its subordinated guarantee (“~~the MFC Subordinated Guarantee~~”)~~ may be adversely affected by a number of factors. Investors in the Contracts should review the factors discussed under the captions “Risk Factors” and “Caution Regarding Forward-Looking Statements” in MFC’s Annual Report on Form 40-F/A, dated March 20, 2015, under the captions “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2014, and in note 10 to MFC’s annual audited consolidated financial statements as at and for the year ended December 31, 2014, each filed as an exhibit to MFC’s Annual Report on Form 40-F, as amended, for the fiscal year ended December 31, 2014 (incorporated by reference in this Prospectus), similar sections in MFC’s subsequent filings that MFC incorporates by reference in this Prospectus, and other information about MFC included in this Prospectus. In addition, the MFC Subordinated Guarantee constitutes an unsecured obligation of MFC as guarantor, and is subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to the MFC Subordinated Guarantee of the Contract’s market value adjustment interests, and effectively rank senior to MFC’s preferred and common shares. Consequently, in the event of MFC’s bankruptcy, liquidation, dissolution, winding-up or reorganization, or upon acceleration of any series of debt securities or other financial obligations due to an event of default thereunder also triggering payment obligations on other debt, MFC’s assets will be available to pay its obligations on the MFC Subordinated Guarantee

Sonny Oh, Esq.

October 30, 2015

only after all secured indebtedness and other indebtedness senior to the MFC Subordinated Guarantee has been paid in full. There may not be sufficient assets remaining to pay amounts due on all or any portion of the MFC Subordinated Guarantee.

In regard to the ability to enforce rights under the MFC Subordinated Guarantee because MFC is not incorporated in the U.S., in addition to the language quoted above, the following language has been added as a new paragraph under “Risks Related to the MFC Subordinated Guarantee” in “II. Overview – Risk Factors,” and identical language has been added as the last paragraph in “VI. The MFC Subordinated Guarantee – What are the terms of the MFC Subordinated Guarantee?”

MFC’s Incorporation in Canada May Make it More Difficult for You to Enforce the MFC Subordinated Guarantee. Holders of Contracts may have more difficulty enforcing their rights under the MFC Subordinated Guarantee than would holders of contracts guaranteed by a corporation incorporated in a jurisdiction of the United States. Your ability to enforce civil liabilities related to the MFC Subordinated Guarantee under U.S. federal securities laws may be affected adversely by the fact that Manulife Financial Corporation is organized under the laws of Canada, most of its officers and directors and some of the experts named in this Prospectus are residents of Canada, and a substantial portion of their assets are located outside the United States. See “VI. The MFC Subordinated Guarantee – Enforcement of Judgments.”

COMMENT 4. Overview (page 5)

a. In the first paragraph under “How can I invest in the Contract?” please retain disclosure indicating that no subsequent Purchase Payments are permitted. See page 5 of June Prospectus.

Response: We have revised this section as follows, including a second paragraph telling Contract Owners that we no longer accept subsequent Purchase Payments:

We use the term Purchase Payment to refer to the investment you made in the Contract. You made your Purchase Payment to us at our Annuities Service Center. The minimum and maximum Purchase Payments are stated on the cover page of this Prospectus. We allocated your Purchase Payment to the Guarantee Period which you designated.

We will no longer accept additional Purchase Payments for a Contract.

b. Please clarify the last sentence of the first paragraph under “What is the tax status of the Contract?” on page 7.

Response: We have revised the first paragraph as follows, to include an expanded explanation of the message in the final sentence:

Tax Deferral. The status of the Contract as an annuity generally allows all earnings under the Contract to be tax-deferred until withdrawn or until Annuity Payments begin (see “VII. Federal Tax Matters” for a more detailed discussion). In most cases, no income tax will have to be paid on your earnings under the Contract until these earnings are paid out. This tax-deferred treatment may be beneficial to you in building assets in a long-term investment program. A Contract purchased for any tax-qualified retirement plan, including an IRA (a “Qualified Plan”), however, does not provide any additional tax deferred treatment of earnings beyond the treatment provided by the plan (for a non-Roth account). A participant in a Qualified Plan (or the Owner of an IRA) already gets tax-deferral on any savings inside the plan. So the participant does not need an annuity to get tax-deferral on contributions to and earnings under a Qualified Plan.

Sonny Oh, Esq.

October 30, 2015

COMMENT 5. Description of the Contract (page 8)

a. For “Eligible Plans” please retain the third paragraph that appears under the corresponding caption on page 9 of the June Prospectus.

Response: The following third paragraph has been retained in the text under “Eligible Plans”:

All rights and privileges under the Contract may be exercised by each Owner as to such Owner’s interest unless expressly reserved to the Group Holder. However, provisions of any plan in connection with which we issued the Contract may restrict an Owner’s ability to exercise such rights and privileges.

b. Please note that the revision in the bolded sentence in the first paragraph under “Subsequent Guarantee Periods” on page 9 appears to result in a different default Guarantee Period when one is not elected within the required period, i.e., “select the next shortest Guarantee Period available.” See page 10 of June Prospectus.

Please explain the legal basis for the Company to make the change and also impose it on existing Contract Owners.

Response: This sentence was revised to be consistent with the Contract. The previous wording was not correct; as worded, it implied that we will select not the shortest, but the next shortest Guarantee Period available. In fact, we have always selected the shortest period available, as stated in the Contract. Therefore the text will continue to read as follows:

You will have a period of 30 days commencing with the expiration of a Guarantee Period to elect In Writing a Subsequent Guarantee Period from among those that are available. We also permit you to elect a Subsequent Guarantee Period by telephone. At least 15 days, but not more than 45 days prior to that period, we will provide you with written notice of the expiry of the Guarantee Period. If you do not elect a Subsequent Guarantee Period within the required period, we will select the shortest Guarantee Period available. The effective date of the Subsequent Guarantee Period will be the first day following the expiry of the immediately preceding Guarantee Period. Your Account Value is not subject to any Market Value Adjustment at the time it is applied to a Subsequent Guarantee Period pursuant to this provision.

COMMENT 6. According to your cover letter, the contracts are no longer being sold. Accordingly, please explain why the disclosure on page 15 under the captions “Our Approval” and “Discontinuance of New Owners” has been retained.

Please also confirm in light of this disclosure whether the deletion of all disclosure relating to the right to review is appropriate, see e.g., page 7 of June Prospectus.

Response: “Our Approval” and “Discontinuance of New Owners” have been removed. We have determined as well that there are no Contract Owners who are eligible to exercise the Contract’s right to review and cancel the Contract.

COMMENT 7. Please update the July 10, 2015 date provided at the end of the first paragraph on page 26 to the actual effective date.

Response: The sentence with the July 10, 2015 filing date has been updated to include the registration numbers as follows:

The Company and MFC filed a joint registration statement on Form F-3 (the “Registration Statement”) relating to the Contracts offered by this Prospectus with the SEC under the U.S. Securities Act of 1933, as amended. This Prospectus is a part of the Registration Statement. As permitted by SEC rules, this Prospectus does not contain all the information you can find in the Registration Statement. The SEC allows MFC to “incorporate by reference” information into this Prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. For more information about the Contracts and us, you may obtain a copy of the Registration Statement (For Contracts

Sonny Oh, Esq.

October 30, 2015

issued prior to July 20, 2012, File numbers 333-159101 and 333-159101-01; for Contracts issued between July 20, 2012 and July 10, 2015, File numbers 333-179261 and 333-179261-01; and for Contracts issued after July 10, 2015, File numbers 333-205595 and 333-205595-01) in the manner set forth in the preceding paragraphs.

PART II

COMMENT 8. Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response: We will file any financial statements, exhibits, and any other required disclosure not included in, or incorporated by reference into, the July 10th Filing as part of a pre-effective amendment to the Registration Statement.

COMMENT 9. Representations – We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrants are in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response: In making any request for acceleration of the effective date of the Registration Statements, the Registrants will acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me on any matters regarding this Registration Statement at (617) 663-3192.

Sincerely,

/s/ Thomas J. Loftus

Thomas J. Loftus

Senior Counsel – Annuities